UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 15

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 3 of 15

1.	Names of Reporting Persons. The Ruby Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 229,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 229,135
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

CUSIP No. 70432V102	Page 4 of 15

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,893,745 (1)
	8.	Shared Voting Power 3,900,134
	9.	Sole Dispositive Power 3,127,818
	10.	Shared Dispositive Power 3,900,134
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,793,879 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 765,927 shares of unvested restricted stock.
(2)	Based on 59,103,329 shares of Common Stock outstanding as of November 6, 2015, as disclosed in the prospectus supplement dated November 12, 2015, which was filed by the Issuer with the SEC on November 16, 2015.

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Ernest Group, Inc., an Oklahoma corporation (“Ernest Group”), The Ruby Group, Inc., an Oklahoma corporation (“The Ruby Group”), Chad Richison (“Mr. Richison”), SR-EGI, Inc., an Oklahoma corporation (“SR-EGI”), Shannon Rowe (“Ms. Rowe”), WK-EGI, Inc., an Oklahoma corporation (“WK-EGI”), William X. Kerber, III (“Mr. Kerber”), Jeffrey D. York (“Mr. York”), ELK II 2012 Descendants’ Trust u/a dated December 26, 2012 (“ELK Trust”), SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 (“SLY Trust”), Lenox Capital Group, LLC, a Delaware limited liability company (“Lenox Capital”), and Robert J. Levenson (“Mr. Levenson” and, collectively with Ernest Group, The Ruby Group, Mr. Richison, SR-EGI, Ms. Rowe, WK-EGI, Mr. Kerber, Mr. York, ELK Trust, SLY Trust and Lenox Capital, the “Original Reporting Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Ernest Group, The Ruby Group and Mr. Richison are filing this Amendment to (i) report gifts of shares of Common Stock by SR-EGI and Mr. Richison and (ii) report the termination of the Stockholders’ Agreement (as defined below) and, accordingly, remove each of SR-EGI, Ms. Rowe, WK-EGI, Mr. Kerber, Mr. York, ELK Trust, SLY Trust, Lenox Capital and Mr. Levenson as reporting persons.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed jointly by Ernest Group, The Ruby Group and Mr. Richison (collectively, the “Reporting Persons”). A copy of the agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by The Ruby Group.

(b)-(c) The principal business address and present principal occupation or principal business of each of the Reporting Persons is set forth on Annex A hereto.

(d)-(e) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or jurisdiction of formation or organization for each of the Reporting Persons is set forth on Annex A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

In connection with the Issuer’s initial public offering of 6,645,000 shares of Common Stock (the “IPO”), the underwriters for the IPO arranged a directed share program (the “Directed Share Program”) pursuant to which 6.4% of the shares of Common Stock offered in the IPO were reserved for sale to the Issuer’s officers, directors, employees, and certain other individuals at the IPO price. On April 21, 2014, Mr. Richison used personal funds to acquire 52,600 shares of Common Stock through the Directed Share Program, for an aggregate purchase price of $789,000.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The acquisition of shares of Common Stock by Mr. Richison in the Directed Share Program was for investment purposes. Mr. Richison currently serves as a director of the Issuer, pursuant to which he will participate in, and have the opportunity to vote on, matters that are presented to the board of directors of the Issuer.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon each factor discussed below and each other factor (which may be unknown at this time) that is or may become relevant, the Reporting Persons plan to consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to those enumerated above.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Stockholders’ Agreement and Termination Agreement

The Issuer, Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS X”), WCAS Capital Partners IV, L.P. (“WCAS Capital IV”), WCAS Management Corporation (“WCASM”), Mr. Richison and certain of the other Original Reporting Persons were parties to an Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”). Among other things, the Stockholders’ Agreement provided that upon the completion of the IPO and for so long as the parties thereto continued to collectively hold 40% of the Issuer’s issued and outstanding shares of Common Stock, each party would, among other things, vote and take all other necessary and desirable action within such party’s control to elect to the Issuer’s board of directors representatives designated by certain other parties to the Stockholders’ Agreement. WCAS X and its affiliates designated four representatives and certain other parties to the Stockholders’ Agreement designated Mr. Richison to serve on the Issuer’s board of directors. In addition, each of the parties to the Stockholders’ Agreement appointed WCAS X Associates, LLC as the person’s true and lawful proxy and attorney-in-fact, with full power of substitution to vote at any annual or special meeting of the stockholders of the Issuer, or to take any action by written consent in lieu of such meeting with respect to, or to otherwise take action in respect of all shares and other voting securities of the Issuer directly or indirectly owned or held of record by the stockholder for the election or removal of directors and the other matters described in the Stockholders’ Agreement.

Upon completion of the November 2015 Resale Offering (as defined below), the parties to the Stockholders’ Agreement ceased to collectively hold 40% of the Issuer’s issued and outstanding shares of Common Stock. On December 29, 2015, WCAS X, WCAS Capital IV, Ernest Group and Mr. Richison entered into a termination agreement (the “Termination Agreement”) to terminate the Stockholders’ Agreement in accordance with its terms. Accordingly, each of SR-EGI, Ms. Rowe, WK-EGI, Mr. Kerber, Mr. York, ELK Trust, SLY Trust, Lenox Capital and Mr. Levenson no longer may be deemed to be a member of a Section 13(d) group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act, and, as of the date of the Termination Agreement, each of SR-EGI, Ms. Rowe, WK-EGI, Mr. Kerber, Mr. York, ELK Trust, SLY Trust, Lenox Capital and Mr. Levenson ceased to be a reporting person under this Schedule 13D. Nonetheless, each of Ernest Group, The Ruby Group and Mr. Richison, as the Reporting Persons under this Schedule 13D, may now be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

The foregoing descriptions of the Stockholders’ Agreement and the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.2 and 99.8, respectively, and are incorporated herein by reference.

Overallotment Exercise

As previously reported, on November 18, 2015, certain stockholders of the Issuer sold an aggregate of 4,500,000 shares of Common Stock, including 1,385,000 shares of Common Stock sold by the Original Reporting Persons, in an underwritten public offering (the “November 2015 Resale Offering”). The November 2015 Resale Offering closed on November 18, 2015. In connection with the November 2015 Resale Offering, WCAS X and WCAS Capital IV granted the underwriter a 30-day option to purchase up to an additional 675,000 shares of Common Stock, solely to cover overallotments. On November 19, 2015, the underwriter exercised such option with respect to 585,697 shares of Common Stock (the “November 19 Option Exercise”). The sale of Common Stock in connection with the November 19 Option Exercise closed on November 24, 2015.

Gift Transfers

On December 29, 2015, (a) SR-EGI gifted 6,462 shares of Common Stock to a non-profit organization and (b) Mr. Richison gifted 100,000 shares of Common Stock to a non-profit organization. The number of shares of Common Stock reported as beneficially owned by Mr. Richison gives effect to this transaction.

Registration Rights Agreement

On December 30, 2013, WCAS Paycom Holdings, Inc. (“WCAS Holdings”), WCAS X, WCAS Capital IV, WCASM, Ernest Group, The Ruby Group and certain other stockholders became parties to a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”). The parties to the Registration Rights Agreement are entitled to certain rights with respect to registration of shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”). These shares are referred to as registrable securities. The holders of these registrable securities will possess the registration rights contained in the Registration Rights Agreement that are described in additional detail below.

Under the Registration Rights Agreement, upon the written request of the holders of a majority of the registrable securities owned by WCAS Holdings and its affiliates to register all or part of their registrable securities on a registration statement under the Securities Act, the Issuer will be obligated to register the sale of all registrable securities that holders may request in writing to be registered within 20 days of the mailing of a notice by the Issuer to all holders of such registration. The Issuer is required to effect no more than four registration statements on Form S-1, subject to certain exceptions, and an unlimited number of registration statements on Form S-3. The Issuer may postpone the filing of a registration statement for up to 120 days once in a 12-month period if in the good faith judgment of its board of directors such registration would be materially harmful to its economic prospects, and it is not required to effect the filing of a registration statement within six months following the effective date of a previous registration of the registrable securities.

If the Issuer registers any of its securities for public sale, it will have to register all registrable securities that the holders of such securities request in writing be registered within 20 days of mailing of notice by the Issuer to all holders of the proposed registration, subject to certain exceptions. However, this right does not apply to a registration statement on Form S-8 or S-4 or a demand registration. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders.

To the extent the Issuer is eligible to use a registration statement on Form S-3, the holders of a majority of the registrable securities owned by WCAS Holdings and its affiliates can request that it register all or a portion of their shares on a registration statement on Form S-3. The Issuer is required to use its best efforts to file one or more registration statements on Form S-3 upon the exercise of these rights, subject to certain exceptions.

The Issuer is required to pay all expenses incurred in connection with each of the registrations described above, except for underwriting discounts and commissions. The registration rights described above will terminate as to any stockholder at such time as the stockholder no longer holds shares of Common Stock.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in their entirety by reference to the full text of the Registration Rights Agreement and amendments thereto, copies of which are attached hereto as Exhibits 99.3, 99.6 and 99.7 and are incorporated herein by reference.

Restricted Stock

On January 1, 2014, the Issuer issued shares of restricted stock under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (the “LTIP”) to Mr. Richison, among others, to replace his unvested management incentive units. This grant was designed to provide Mr. Richison with shares of restricted stock equivalent in value to the management incentive units and is subject to the terms of a restricted stock award agreement. Approximately 25% of the shares awarded to Mr. Richison are subject to time-based vesting conditions and approximately 75% of the shares are subject to performance-based vesting conditions.

The shares of restricted stock that are subject to time-based vesting conditions either vest: (i) 25% on each of the first four anniversaries of the date of grant of the previously issued management incentive units (for the shares of restricted stock granted to replace equity incentive units awarded on April 3, 2012), provided that Mr. Richison is employed by the Issuer on that date, (ii) 20% on each of the first five anniversaries of the date of grant of the previously issued management incentive units (for the shares of restricted stock granted to replace equity incentive units awarded on October 14, 2013), provided that Mr. Richison is employed by the Issuer on that date, or (iii) upon a change in control (as defined in the restricted stock award agreement).

Shares of restricted stock subject to performance-based vesting conditions vested one-half upon the Issuer reaching a total enterprise value of $1.4 billion and one-half upon the Issuer reaching a total enterprise value of $1.8 billion, provided that Mr. Richison was employed by the Issuer on that date. As of the date of this Schedule 13D, all of the shares of restricted stock issued to Mr. Richison on January 1, 2014 that are subject to performance-based vesting conditions have vested.

With respect to the shares of restricted stock issued to Mr. Richison on January 1, 2014, all unvested shares of restricted stock will become fully vested in the event of Mr. Richison’s death while performing his duties and responsibilities for the Issuer. In the event of a termination of service of Mr. Richison due to disability, by Mr. Richison for good reason (as defined in his employment agreement), by the Issuer without cause (as defined in Mr. Richison’s employment agreement), or death (other than while performing his duties and responsibilities for the Issuer), the Issuer’s board of directors may, in its sole discretion, accelerate vesting of all or any portion of the unvested shares of restricted stock. Further, if Mr. Richison’s employment is terminated by the Issuer without cause (as defined in his employment agreement), all unvested shares of restricted stock subject to time-based vesting conditions will remain outstanding and eligible for vesting for one year following such termination of employment, and the board of directors may accelerate the vesting of the other remaining unvested shares of restricted stock, in its discretion. Other than as provided above, all unvested shares of restricted stock shall be forfeited upon Mr. Richison’s termination of service or upon engaging in certain forfeiture activities involving violations of noncompetition, noninterference, non-solicitation provisions of his employment agreement.

On July 8, 2015, the Issuer’s board of directors (a) approved and adopted new forms of restricted stock award agreements for grants of restricted stock under the LTIP, including a new form of restricted stock award agreement for awards to the chief executive officer of the Issuer (the “CEO Enterprise RSA”), and (b) granted 140,000 shares of restricted stock to Mr. Richison under the LTIP and subject to the terms and conditions of the CEO Enterprise RSA.

The CEO Enterprise RSA sets forth the specific vesting conditions, risk of forfeiture and terms regarding delivery of shares of Common Stock underlying the award. Under the CEO Enterprise RSA, one hundred percent (100%) of the shares of restricted stock not previously vested will vest upon a change in control (as defined in the LTIP) if the award is not assumed by the surviving entity, and all shares of restricted stock not previously vested will immediately become vested in full upon Mr. Richison’s termination of service (as defined in the LTIP) as a result of his death or total and permanent disability (as defined in the LTIP). Under the CEO Enterprise RSA, Mr. Richison will have, with respect to awarded shares of restricted stock, all rights of a stockholder of the Issuer, including the right to vote the shares and the right to receive any dividends thereon, except that he may only dispose of the awarded shares to the extent that they have vested.

For purposes of the CEO Enterprise RSA, “total enterprise value” is defined as the sum of: (a) the product of (i) the arithmetic average of the volume weighted average price of a share of Common Stock not subject to vesting or other restrictions on each of the twenty (20) consecutive trading days immediately preceding such date multiplied by (ii) the number of outstanding shares of Common Stock, less (A) the number of outstanding shares of restricted stock or other awards of shares of Common Stock without vesting restrictions, in each case, issued after the date of the CEO Enterprise RSA (including outstanding shares of Common Stock resulting from the vesting of such restricted stock), and less (B) the number of shares of Common Stock issued by the Issuer after the date of the CEO Enterprise RSA in connection with any merger, consolidation, share exchange or other transaction in which, in each case, the Issuer acquires voting securities of another person or all or any portion of another person’s assets; (b) for each other class or series of equity securities of the Issuer, if any, the product of (i) the arithmetic average of the volume weighted average price per share for such class or series of such equity securities of the Issuer on each of the twenty (20) consecutive trading days immediately preceding such date multiplied by (ii) the number of shares of such class or series of such equity securities of the Issuer, less (A) the number of shares of such class or series of such equity securities issued under the LTIP (or otherwise issued for compensatory purposes) after the date of the CEO Enterprise RSA, and less (B) the number of shares of such class or series of such equity securities issued by the Issuer after the date of the CEO Enterprise RSA in connection with any merger, consolidation, share exchange or other transaction in which, in each case, the Issuer acquires the voting securities of another person or all or any portion of another person’s assets; and (c) the principal amount of the outstanding funded indebtedness less the aggregate amount of cash and cash equivalents of the Issuer (exclusive of funds held on behalf of clients). Except as otherwise provided above, the Issuer’s total enterprise value includes outstanding shares of restricted stock and calculates the value of such shares as if there were no vesting or other restrictions.

Under the CEO Enterprise RSA, (a) fifty percent (50%) of the shares of restricted stock will vest on the first date, if any, that the Issuer reaches a total enterprise value of $2.65 billion and (b) the remaining fifty percent (50%) of the shares of restricted stock will vest on the first date, if any, that the Issuer reaches a total enterprise value of $3.50 billion, provided that Mr. Richison is employed by, or providing services to, the Issuer or a subsidiary on the applicable vesting date. Further, if Mr. Richison’s employment is terminated by the Issuer without cause (as defined in his employment agreement), all unvested shares of restricted stock subject to market-based vesting conditions will remain outstanding and eligible for vesting for one (1) year following such termination of employment, and any shares of restricted stock that do not become vested within the one (1) year period immediately following the termination will be immediately forfeited and will cease to be outstanding.

The foregoing descriptions of the restricted stock award agreements to which Mr. Richison is party are qualified in their entirety by reference to the full text of the Form of Restricted Stock Award Agreement for Chief Executive Officer and Form of CEO Enterprise RSA, copies of which are attached hereto as Exhibits 99.4 and 99.5, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of January 5, 2016, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Shares	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999	6.2%	0	3,670,999	0	3,670,999
The Ruby Group, Inc.	229,135	0.4%	0	229,135	0	229,135
Chad Richison	7,793,879(1)	13.2%	3,893,745(2)	3,900,134(3)	3,127,818	3,900,134(3)

(1)	Consists of (a) 3,893,745 shares of Common Stock owned by Mr. Richison, including 765,927 shares of unvested restricted stock, (b) 3,670,999 shares of Common Stock owned by Ernest Group and (c) 229,135 shares of Common Stock owned by The Ruby Group. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by The Ruby Group.
(2)	Includes 765,927 shares of unvested restricted stock.
(3)	Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group and (b) 229,135 shares of Common Stock owned by The Ruby Group.

(c) Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) As of the date of the Termination Agreement, each of SR-EGI, Ms. Rowe, WK-EGI, Mr. Kerber, Mr. York, ELK Trust, SLY Trust, Lenox Capital and Mr. Levenson (i) no longer may be deemed to be a member of a Section 13(d) group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act and (ii) ceased to be a reporting person under this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1*	Joint Filing Agreement, dated January 5, 2016, by and among Chad Richison, Ernest Group, Inc. and The Ruby Group, Inc.

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Registration Rights Agreement, dated December 30, 2013, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.4	Form of Restricted Stock Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.5	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.6	Amendment No. 1 to the Registration Rights Agreement, dated May 13, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 7, 2015).

99.7	Amendment No. 2 to the Registration Rights Agreement, dated September 15, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.12 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 6, 2015).

99.8	Termination of Stockholders Agreement, dated December 29, 2015, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Capital Partners, IV, L.P., Chad Richison and Ernest Group, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 5, 2016).

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2016

ERNEST GROUP, INC.

By:	/s/ Chad Richison
Name: Title:	Chad Richison Director

THE RUBY GROUP, INC.

By:	/s/ Chad Richison
Name: Title:	Chad Richison Director

CHAD RICHISON

/s/ Chad Richison

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Joint Filing Agreement, dated January 5, 2016, by and among Chad Richison, Ernest Group, Inc. and The Ruby Group, Inc.

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Registration Rights Agreement, dated December 30, 2013, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.4	Form of Restricted Stock Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.5	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.6	Amendment No. 1 to the Registration Rights Agreement, dated May 13, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 7, 2015).

99.7	Amendment No. 2 to the Registration Rights Agreement, dated September 15, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.12 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 6, 2015).

99.8	Termination of Stockholders Agreement, dated December 29, 2015, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Capital Partners, IV, L.P., Chad Richison and Ernest Group, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 5, 2016).

*	Filed herewith.

ANNEX A

The names, present principal occupations (for individuals) or present principal business (for entities), and citizenship (for individuals) or jurisdiction of formation or organization (for entities) of the Reporting Persons are set forth below. The principal business address for each of the Reporting Persons is 7501 W. Memorial Road, Oklahoma City, Oklahoma 73142.

Name of Reporting Person	Principal Occupation or Business	Citizenship or Jurisdiction of Formation or Organization
Chad Richison	President, Chief Executive Officer and Director of the Issuer	United States
Ernest Group, Inc.	Investing in the Issuer’s securities	Oklahoma
The Ruby Group, Inc.	Investing in the Issuer’s securities	Oklahoma

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
12/29/2015	Chad Richison	—	100,000	N/A	Gift to non-profit organization
12/29/2015	SR-EGI	—	6,462	N/A	Gift to non-profit organization